Exhibit 99.1

Consolidated Financial Statements

(Expressed in Canadian Dollars)

MEDICURE INC.

Year ended December 31, 2017

MANAGEMENT REPORT

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of Medicure Inc. (the “Company”). Management is responsible for the information and representations contained in these consolidated financial statements.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards. The significant accounting policies, which management believes are appropriate for the Company, are described in note 3 to these consolidated financial statements. The Company maintains a system of internal control and processes intended to provide reasonable assurance that assets are safeguarded and to ensure that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving these consolidated financial statements and overseeing management’s performance of its financial reporting responsibilities. An Audit Committee of non-management Directors is appointed by the Board. The Audit Committee reviews the consolidated financial statements, audit process and financial reporting with management and with the external auditors and reports to the Board of Directors prior to the approval of the audited consolidated financial statements for publication.

Ernst & Young LLP, the Company’s external auditors, who are appointed by the shareholders, audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders their opinion on these consolidated financial statements. Their report follows.

/s/ Albert Friesen	/s/ James Kinley
Dr. Albert D. Friesen	Mr. James F. Kinley CA
Chief Executive Officer	Chief Financial Officer

May 1, 2018

Report of independent registered public accounting firm

To the Shareholders of

Medicure Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Medicure Inc. [the “Company”], which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of net income and comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes, comprising a summary of significant accounting policies and other explanatory information.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2017 and December 31, 2016, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended December 31, 2017, in accordance with International Financial Reporting Standards [“IFRSs”] as issued by the International Accounting Standards Board.

Restatement of Consolidated Financial Statements

Without modifying our opinion, we draw attention to Note 21 to the consolidated financial statements for the year ended December 31, 2017 which explains that the consolidated financial statements have been restated.

Basis for Opinion

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards [“IFRSs”] as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) [“PCAOB”]. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We have served as the Company's auditor since 2013.

Winnipeg, Canada

May 1, 2018

Consolidated Statements of Financial Position

(expressed in Canadian dollars)

As at December 31	Note	2017	2016 - Restated

Assets
Current assets:
Cash and cash equivalents		$5,260,480	$12,266,177
Cash held in escrow		-	12,809,072
Accounts receivable	6	8,588,255	17,200,778
Consideration receivable	5	82,678,366	-
Inventories	7	3,075,006	12,176,644
Prepaid expenses		903,914	759,077
Assets held for sale	5	14,052,861	-
Total current assets		114,558,882	55,211,748
Non-current assets:
Property, plant and equipment	8	221,622	10,300,639
Goodwill	4	-	47,485,572
Intangible assets	9	1,756,300	100,864,817
Other assets		-	161,891
Holdback receivable	5	12,068,773	-
Deferred tax assets	13	326,108	701,000
Total non-current assets		14,372,803	159,513,919
Total assets		$128,931,685	$214,725,667

Liabilities and Equity
Current liabilities:
Short-term borrowings		$-	$1,383,864
Accounts payable and accrued liabilities	9, 16(a), 16(b), 18(a)	10,371,103	17,917,199
Accrued transaction costs	5	22,360,730	-
Current income taxes payable	13	2,428,560	504,586
Current portion of royalty obligation	11	1,537,202	2,019,243
Deferred revenue		-	1,161,608
Current portion of finance lease obligations		-	89,241
Current portion of long-term debt	10	-	2,883,752
Derivative option on Apicore Class C shares	4	-	32,901,006
Liability to repurchase Apicore Class E shares	4	-	2,700,101
Liabilities held for sale	5	6,976,313	-
Total current liabilities		43,673,908	61,560,600
Non-current liabilities
Royalty obligation	11	2,911,810	3,666,479
License fee payable	9	501,800	-
Long-term debt	10	-	68,180,424
Finance lease obligations		-	242,449
Due to vendor	4	-	2,759,507
Fair value of Apicore Series A-1 preferred shares	4	-	1,755,530
Other long-term liabilities		1,135,007	133,999
Deferred tax liability	13	-	38,142,775
Total non-current liabilities		4,548,617	114,881,163
Total liabilities		48,222,525	176,441,763

(continued on next page)

See accompanying notes to the consolidated financial statements.

1

Consolidated Statements of Financial Position (continued)

(expressed in Canadian dollars)

As at December 31	Note	2017	2016 – Restated
Equity:
Share capital	12(b)	125,733,727	124,700,345
Warrants	12(d)	1,948,805	2,020,152
Contributed surplus		6,897,266	6,756,201
Accumulated other comprehensive income		673,264	681,992
Deficit		(54,543,902)	(97,964,786)
Total equity attributable to shareholders of the Company		80,709,160	36,193,904
Non-controlling interest		-	2,090,000
Total equity		80,709,160	38,283,904
Commitments and contingencies	15(a), 15(d)
Subsequent events	5, 10(c),12(c), 15(a), 15(d), 16(b)
Total liabilities and equity		$128,931,685	$214,725,667

On behalf of the board

"Dr. Albert D. Friesen"	"Mr. Brent Fawkes"
Director	Director

See accompanying notes to the consolidated financial statements.

2

Consolidated Statements of Net Income and Comprehensive Income

(expressed in Canadian dollars)

For the year ended December 31	Note	2017	2016 - Restated	2015
Revenue, net
AGGRASTAT®		$27,132,832	$29,304,800	$22,083,128
Cost of goods sold	7, 9	3,464,686	3,721,191	2,259,867
Gross profit		23,668,146	25,583,609	19,823,261

Expenses
Selling, general and administrative		14,867,635	15,417,604	10,237,116
Research and development		5,148,233	3,630,079	4,865,255
		20,015,868	19,047,683	15,102,371
Income before the undernoted		3,652,278	6,535,926	4,720,890

Other (income) expense:
Revaluation of holdback receivable		(82,489)	-	-
Revaluation of long-term derivative	4	-	-	(33,080)
Impairment loss (reversal of impairment loss)	9	635,721	-	(788,305)
Loss on settlement of debt		-	-	60,595
		553,232	-	(760,790)

Finance costs (income):
Finance expense, net	10, 12(d), 14	837,461	2,478,914	4,123,452
Foreign exchange (gain) loss, net		(175,459)	262,469	68,799
		662,002	2,741,383	4,192,251
Net income before income taxes		$2,437,044	$3,794,543	$1,289,429
Income taxes recovery (expense)
Current	13	9,392,836	(501,315)	-
Deferred	13	(333,187)	331,095	379,000
Net income before discontinued operations		$11,496,693	$3,624,323	$1,668,429
Net income from discontinued operations, net of tax	5	31,924,191	23,358,318	-
Net income		$43,420,884	$26,982,641	$1,668,429
Translation adjustment, attributable to:
Continuing operations		(30,295)	(400,829)	806,059
Discontinued operations	5	21,567	(21,567)	-
Comprehensive income		$43,412,156	$26,560,245	$2,474,488

Earnings per share from continuing operations
Basic	12(e)	$0.74	$0.24	$0.12
Diluted	12(e)	$0.63	$0.21	$0.11

Earnings per share from discontinued operations
Basic	12(e)	$2.04	$1.56	$-
Diluted	12(e)	$1.76	$1.35	$-

Earnings per share
Basic	12(e)	$2.78	$1.80	$0.12
Diluted	12(e)	$2.39	$1.56	$0.11

See accompanying notes to the consolidated financial statements.

3

Consolidated Statements of Changes in Equity

(expressed in Canadian dollars)

		Attributable to shareholders of the Company
	Note	Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income (loss)	Equity (Deficit)	Total	Non- Controlling Interest	Total Equity
Balance, December 31, 2016 (restated)		$124,700,345	$2,020,152	$6,756,201	$681,992	$(97,964,786)	$36,193,904	$2,090,000	$38,283,904
Net income for the year ended December 31, 2017		-	-	-	-	43,420,884	43,420,884	-	43,420,884
Other comprehensive loss for the year ended December 31, 2017		-	-	-	(8,728)	-	(8,728)	-	(8,728)
Disposition of non-controlling interest	5	-	-	-	-	-	-	(2,090,000)	(2,090,000)

Transactions with owners, recorded directly in equity
Stock options exercised	12(c)	869,703	-	(349,704)	-	-	519,999	-	519,999
Warrants exercised	12(d)	163,679	(71,347)	-	-	-	92,332	-	92,332
Share-based compensation	12(c)	-	-	490,769	-	-	490,769	-	490,769
Total transactions with owners		1,033,382	(71,347)	141,065	-	-	1,103,100	-	1,103,100
Balance, December 31, 2017		$125,733,727	$1,948,805	$6,897,266	$673,264	$(54,543,902)	$80,709,160	$-	$80,709,160

(continued on next page)

See accompanying notes to the consolidated financial statements.

4

Consolidated Statements of Changes in Equity (continued)

(expressed in Canadian dollars)

		Attributable to shareholders of the Company - Restated
	Note	Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income (loss)	Equity (Deficit)	Total	Non- Controlling Interest	Total Equity
Balance, December 31, 2015		$121,413,777	$101,618	$6,789,195	$1,104,388	$(124,947,427)	$4,461,551	$-	$4,461,551
Net income for the year ended December 31, 2016		-	-	-	-	26,982,641	26,982,641	-	26,982,641
Other comprehensive loss for the year ended December 31, 2016		-	-	-	(422,396)	-	(422,396)	-	(422,396)
Acquisition of non-controlling interests	4	-	-	-	-	-	-	2,090,000	2,090,000
Transactions with owners, recorded directly in equity
Issuance of warrants	12(d)	-	1,948,805	-	-	-	1,948,805	-	1,948,805
Stock options exercised	12(c)	3,217,125	-	(1,372,995)	-	-	1,844,130	-	1,844,130
Warrants exercised	12(d)	69,443	(30,271)	-	-	-	39,172	-	39,172
Share-based compensation	12(c)	-	-	1,340,001	-	-	1,340,001	-	1,340,001
Total transactions with owners		3,286,568	1,918,534	(32,994)	-	-	5,172,108	-	5,172,108
Balance, December 31, 2016 (restated)		$124,700,345	$2,020,152	$6,756,201	$681,992	$(97,964,786)	$36,193,904	$2,090,000	$38,283,904

		Attributable to shareholders of the Company
	Note	Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income	Equity (Deficit)	Total	Non- Controlling Interest	Total Equity (Deficit)
Balance, December 31, 2014		$117,045,763	$-	$5,360,748	$298,329	$(126,615,856)	$(3,911,016)	$-	$(3,911,016)
Net income for the year ended December 31, 2015		-	-	-	-	1,668,429	1,668,429	-	1,668,429
Other comprehensive income for the year ended December 31, 2015		-	-	-	806,059	-	806,059	-	806,059
Transactions with owners, recorded directly in equity
Issuance of common shares	12(b)	4,021,782	-	-	-	-	4,021,782	-	4,021,782
Issuance of warrants	12(d)	-	232,571	-	-	-	232,571	-	232,571
Stock options exercised	12(c)	65,034	-	(31,869)	-	-	33,165	-	33,165
Warrants exercised	12(d)	281,198	(130,953)	-	-	-	150,245	-	150,245
Share-based compensation	12(c)	-	-	1,460,316	-	-	1,460,316	-	1,460,316
Total transactions with owners		4,368,014	101,618	1,428,447	-	-	5,898,079	-	5,898,079
Balance, December 31, 2015		$121,413,777	$101,618	$6,789,195	$1,104,388	$(124,947,427)	$4,461,551	$-	$4,461,551

See accompanying notes to the consolidated financial statements.

5

Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

For the year ended December 31	Note	2017	2016 - Restated	2015
Cash (used in) provided by:
Operating activities:
Net income from continuing operations for the year		$11,496,693	$3,624,323	$1,668,429
Net income from discontinued operations for the year	5	31,924,191	23,358,318	-
		43,420,884	26,982,641	1,668,426
Adjustments for:
Gain on sale of Apicore	5	(55,254,236)	-	-
Current income tax (recovery) expense	13	(9,392,836)	504,586	-
Deferred income tax (recovery) expense	13	(1,513,868)	301,512	(379,000)
Impairment loss (reversal of impairment loss)	9	635,721	-	(788,305)
Revaluation of holdback receivable		(82,489)	-	-
Revaluation of long-term derivative	4	-	(20,560,440)	(33,080)
Gain on step acquisition	4	-	(4,895,573)	-
Loss on settlement of debt		-	-	60,595
Amortization of property, plant and equipment	8	1,173,019	189,008	31,544
Amortization of intangible assets	9	6,633,957	2,192,024	659,390
Share-based compensation	12(c)	623,115	1,400,241	1,460,316
Write-down (write-up) of inventories	7	385,289	(108,817)	40,920
Finance expense, net	10, 14	837,461	3,416,678	4,123,452
Difference between fair value of other long-term liability and funding received		-	-	47,222
Unrealized foreign exchange loss		270,663	215,386	111,817
Change in the following:
Accounts receivable		(3,713,375)	(4,174,691)	(8,185,940)
Inventories		145,339	2,520,499	(1,230,619)
Prepaid expenses		76,724	1,706,109	(1,124,095)
Other Assets		33,130	(1,229)	-
Accounts payable and accrued liabilities		48,398,200	143,257	4,637,217
Deferred revenue		(621,455)	(382,727)	-
Other long-term liabilities		77,467	(102,828)	-
Interest paid	14	(7,485,956)	(1,223,664)	(314,300)
Income taxes paid		(894,327)	-	-
Royalties paid	11	(1,829,295)	(1,712,390)	(642,768)
Cash flows from operating activities		21,923,132	6,409,582	142,795
Investing activities:
Proceeds from Apicore Sale Transaction	5	89,719,599	-	-
Acquisition of Class C common shares of Apicore	4	(31,606,865)	-	-
Acquisition of Class E common shares of Apicore	4	(2,640,725)	-	-
Acquisition of Apicore, net of cash acquired		-	(41,711,546)	-
Acquisition of property, plant and equipment	8	(1,194,703)	(464,208)	(226,570)
Acquisition of intangible assets	9	(127,144)	-	-
Cash flows from (used in) investing activities		54,150,162	(42,175,754)	(226,570)

(continued on next page)

See accompanying notes to the consolidated financial statements.

6

Consolidated Statements of Cash Flows (Continued)

(expressed in Canadian dollars)

For the year ended December 31	Note	2017	2016 - Restated	2015
Financing activities:
Issuance of common shares, net of share issue costs		-	-	3,630,324
Proceeds from exercise of stock options	12(c)	519,999	1,844,130	33,165
Proceeds from exercise of Apicore stock options	12(c)	421,942	-	-
Proceeds from exercise of warrants	12(d)	92,332	39,172	150,245
Issuance of long-term debt	10	-	56,781,184	-
Repayment of long-term debt	10	(75,180,908)	(1,666,666)	(694,444)
Repayment of note payable to Apicore	5	(18,507,400)	-	-
Increase in short-term borrowings		161,923	332,555	-
Decrease (increase) in cash held in escrow		12,809,072	(12,809,072)	-
Finance lease payments		(101,946)	(10,463)	-
Payment of due to vendor	4	(3,185,945)	-	-
Cash flows (used in) from financing activities		(82,970,931)	44,510,840	3,119,290
Foreign exchange (loss) gain on cash held in foreign currency		(108,060)	(47,083)	39,208
Increase (decrease) in cash		(7,005,697)	8,697,585	3,074,723
Cash and cash equivalents, beginning of period		12,266,177	3,568,592	493,869
Cash and cash equivalents, end of period		$5,260,480	$12,266,177	$3,568,592

See accompanying notes to the consolidated financial statements.

7

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

1.	Reporting entity

Medicure Inc. (the "Company") is a company domiciled and incorporated in Canada and as of October 24, 2011, its Common Shares are listed on the TSX Venture Exchange (“TSX-V”). Prior to October 24, 2011 and beginning on March 29, 2010, the Company's Common Shares were listed on the NEX board of the TSX-V. Prior to March 29, 2010, the Company's Common Shares were listed on the Toronto Stock Exchange. Additionally, the Company's shares were listed on the American Stock Exchange (later called NYSE Amex and now called NYSE MKT) on February 17, 2004 and the shares ceased trading on the NYSE Amex effective July 3, 2008. The Company remains a U.S. Securities and Exchange Commission registrant. The address of the Company's registered office is 2-1250 Waverley Street, Winnipeg, Manitoba, Canada, R3T 6C6.

The Company is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. Through its subsidiary Medicure International, Inc., the Company has rights to the commercial product AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction. The Company’s ongoing research and development activities is the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT® and the development of additional cardiovascular products. The Company is actively seeking to acquire or license additional cardiovascular products and announced in-licensing agreements during 2017 of which the first licensed product is scheduled to be launched commercially by the Company in May of 2018.

During 2017, the Company, through subsidiaries described in note 4 was involved in the manufacturing, development, marketing, and selling of Active Pharmaceutical Ingredients (“API”) to generic pharmaceutical customers and providing custom synthesis for early phase pharmaceutical research of branded products. Through these subsidiaries, the Company also participated in collaborations with other parties in the research and development stages of specific products. On October 2, 2017, the Company sold its interests in Apicore’s U.S. business and Apicore’s Indian business was held for sale at December 31, 2017 and sold subsequent to December 31, 2017 as described in note 5.

2.	Basis of preparation of financial statements

(a)	Statement of compliance

These consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were authorized for issue by the Board of Directors on May 1, 2018.

(b)	Basis of presentation

The consolidated financial statements have been prepared on the historical cost basis except for the following items:

•	Derivative financial instruments are measured at fair value.

•	Financial instruments at fair value through profit or loss (“FVTPL”) are measured at fair value.

•	Assets and liabilities of Apicore’s Indian business which are held for sale at December 31, 2017 are recorded at fair value.

Certain of the comparative figures have been reclassified to conform with the presentation in the current year including the reclassifications on the consolidated statement of net income and comprehensive income and the consolidated statement of cash flows for the year ended December 31, 2016 to reflect discontinued operations as described in note 5.

(c)	Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency. All financial information presented has been rounded to the nearest dollar except where indicated otherwise.

8

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

2.	Basis of preparation of financial statements (continued)

(d)	Use of estimates and judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of the Company’s and its subsidiaries’ functional currencies.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2017:

•	Note 3(c)(ii): The valuation of the royalty obligation

•	Note 3(e): The provisions for returns, chargebacks and discounts

•	Note 3(g): The measurement and valuation of inventories

•	Note 3(j): The measurement and period of use of intangible assets

•	Note 3(k): The estimation of accruals for research and development costs

•	Note 3(n)(ii): The assumptions and model used to estimate the value of share-based payment transactions and warrants

•	Note 3(p): The measurement of the amount and assessment of the recoverability of income tax assets

•	Note 4: The allocation of purchase consideration to the fair value of assets acquired and liabilities assumed in connection with Business Combinations

•	Note 4: The valuation of acquired intangible assets

9

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over the investee, when the Company is exposed, or has the rights, to variable returns from the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control and include wholly owned subsidiaries, Medicure International Inc., Medicure Pharma Inc., Medicure U.S.A. Inc., Medicure Mauritius Limited, Medicure Pharma Europe Limited and Apigen Investments Limited. Additionally, the December 31, 2016 comparative figures include, from the date of acquisition (note 4), the accounts of subsidiaries that are controlled by the Company including, Apicore Inc., Apicore US LLC, Apicore LLC and Apicore Pharmaceuticals Private Limited. These additional subsidiaries were classified as discontinued operations for 2017 and Apicore Inc. and Apicore US LLC were sold during 2017 as described in note 5. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany transactions and balances and unrealized gains and losses from intercompany transactions have been eliminated.

(b)	Foreign currency

Items included in the financial statements of each of the Company's consolidated subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the functional currency). The consolidated financial statements are presented in Canadian dollars, which is the Company's functional and presentation currency.

Foreign currency transactions are translated into the respective functional currencies of the Company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss. Non-monetary items that are not carried at fair value are translated using the exchange rates as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

The results and financial position of the Company's foreign operations that have a functional currency different from the Company’s functional and presentation currency are translated into Canadian dollars as follows:

(i) assets and liabilities of foreign operations are translated at the closing rate at the date of the consolidated statement of financial position;

(ii) revenue and expenses of foreign operations for each year are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case revenue and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences for foreign operations are recognized in other comprehensive income in the cumulative translation account.

When a foreign operation is disposed of, the component of other comprehensive income relating to that particular foreign operation is recognized in the consolidated statements of net income and comprehensive income, as part of the gain or loss on sale where applicable.

10

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

3.	Significant accounting policies (continued)

(c)	Financial instruments

(i)	Financial assets

The Company initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Financial assets and liabilities are offset and the net amount presented in the consolidated statements of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company classifies non-derivative financial assets into the following category: loans and receivables. The Company has not classified any assets or liabilities as FVTPL or available-for-sale upon initial recognition.

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held-for-trading. These embedded derivatives are measured at fair value with changes in fair value recognized in the consolidated statements of net income and comprehensive income. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method less any impairment. Loans and receivables are comprised of cash and cash equivalents, accounts receivable, consideration receivable and holdback receivable.

(ii)	Financial liabilities

The Company has the following non-derivative financial liabilities which are classified as other financial liabilities: accounts payable and accrued liabilities, accrued transaction costs, income taxes payable, license fee payable and other long-term liability.

All other financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest rate method. Costs incurred to obtain financing are deferred and amortized over the term of the associated debt using the effective interest rate method. Amortization is a non-cash charge to finance expense.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or when they expire.

11

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

3.	Significant accounting policies (continued)

(c)	Financial instruments (continued)

(ii)	Financial liabilities (continued)

The royalty obligation was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability required determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also required determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

(d)	Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. If such evidence exists, the Company recognizes an impairment loss for financial assets carried at amortized cost. The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount through the use of an allowance account and the amount of the loss is recognized in profit or loss.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

(e)	Revenue recognition

Revenue from the sale of AGGRASTAT® generally comprises finished commercial product and, in the course of ordinary activities, is measured at the fair value of the consideration received or receivable, net of estimated returns, chargebacks, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

Revenue from the sale of APIs, in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts and volume rebates, if any. Revenue is recognized when persuasive evidence exists, usually upon shipment of the product, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized. Revenue from the sale of APIs is included within discontinued operations on the consolidated statements of net income and comprehensive income.

The Company may enter into collaboration agreements for product development for its APIs and product pipeline. The terms of the agreements may include non-refundable signing fees, milestone payments and profit-sharing arrangements on any profits derived from product sales from these collaborations. These multiple element arrangements are analyzed to determine whether the deliverables can be separated or whether they must be accounted for as a single unit of accounting. Upfront fees are recognized as revenue when persuasive evidence of an arrangement exists, the fee is fixed or determinable, delivery or performance has been substantially completed and collection is reasonably assured. If there are no substantive performance obligations over the life of the contract, the upfront non-refundable payment is recognized when the underlying performance obligation is satisfied. If substantive contractual obligations are satisfied over time or over the life of the contract, revenue may be deferred and recognized over the performance. The term over which upfront fees are recognized is revised if the period over which the Company maintains substantive contractual obligations changes.

12

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

3.	Significant accounting policies (continued)

(e)	Revenue recognition (continued)

Milestone payments are recognized as revenue when the condition is met, if the milestone is not a condition to future deliverables and collectability is reasonably assured. Otherwise, they are recognized over the remaining term of the agreement or the performance period.

(f)	Cash and cash equivalents

The Company considers all liquid investments purchased with a maturity of three months or less at acquisition to be cash and cash equivalents, which are carried at amortized cost and are classified as loans and receivables.

(g)	Inventories

AGGRASTAT® inventories consist of unfinished product (raw material in the form of API and packaging materials) and finished commercial product, which are available for sale and are measured at the lower of cost and net realizable value.

Additionally, inventory includes raw materials, work in process and finished goods (APIs) which are manufactured and sold within the Apicore business and are measured at the lower of cost and net realizable value. Inventory pertaining to Apicore’s Indian business is classified as an asset held for sale as at December 31, 2017.

The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining selling prices.  Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. When the circumstances that previously caused inventories to be written down below cost no longer exist, or when there is clear evidence of an increase in selling prices, the amount of the write-down previously recorded is reversed.

(h)	Property plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated amortization and accumulated impairment losses. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. The costs of the day-to-day servicing of property, plant and equipment are recognized in the consolidated statements of net income and comprehensive income in the period in which they are incurred.

(ii)	Amortization

Amortization is recognized in profit or loss over the estimated useful lives of each part of an item of property, plant and equipment in a manner that most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

Asset	Basis	Rate
Buildings	Straight-line	3% to 4%
Computers, office equipment, furniture and fixtures	Straight-line/Diminishing balance	20% to 25%
Machinery and equipment	Straight-line	20% to 25%
Leasehold improvements	Straight-line	Term of lease

Amortization methods, useful lives and residual values are reviewed at each period end and adjusted if appropriate.

13

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

3.	Significant accounting policies (continued)

(i)	Leases

The determination of whether an arrangement is a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains, a lease if fulfillment of the arrangement is dependent on the use of specific assets and the arrangement conveys a right to use the assets, even if those assets are not explicitly specified in an arrangement.

A lease is classified at inception date as a finance or operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Company is classified as a finance lease.

Finance leases are capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance expense and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the consolidated statements of net income and comprehensive income.

Leased assets are depreciated over the useful life of each asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

An operating lease is a lease other than a finance lease. Operating lease payments are recognized as an operating expense in the consolidated statements of net income and comprehensive income on a straight-line basis over the lease term.

(j)	Intangible assets

Intangible assets that are acquired separately are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.

The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Licenses are amortized on a straight-line basis over the contractual term of the acquired license. Patents are amortized on a straight-line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter. Trademarks are amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter. Customer lists are amortized on a straight-line basis over approximately twelve years, or its economic life, if shorter. Approved abbreviated New Drug Applications (“aNDAs”) and any acquired in process research and development are amortized on a straight-line basis over their estimated economic lives, estimated to be ten years.

Amortization on licenses commences when the intangible asset is available for use, which would typically be in connection with the commercial launch of the associated product under the license.

Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. The cost of servicing the Company's patents and trademarks are expensed as incurred.

The amortization method and amortization period of an intangible asset with a finite useful life are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates in the consolidated statements of net income and comprehensive income.

14

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

3.	Significant accounting policies (continued)

(k)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. No development costs have been capitalized to date.

Research and development expenses include all direct and indirect operating expenses supporting the products in development.

Clinical trial expenses are a component of the Company’s research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct research and development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrolment, services provided, contractual terms, and prior experience with similar contracts.

(l)	Government assistance

Government assistance, in the form of grants, is recognized at fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. Government assistance toward current expenses is recorded as a reduction of the related expenses in the period the expenses are incurred. Government assistance towards property, plant and equipment is deducted from the cost of the related property, plant and equipment. The benefits of investment tax credits for scientific research and experimental development expenditures ("SR&ED") incurred directly by the Company are recognized in the period the qualifying expenditure is made, provided there is reasonable assurance of recoverability. SR&ED investment tax credits receivable are recorded at their net realizable value.

(m)	Impairment of non-financial assets

The Company assesses at each reporting period whether there is an indication that a non-financial asset may be impaired. An impairment loss is recognized when the carrying amount of an asset, or its CGU, exceeds its recoverable amount. Impairment losses are recognized in net income and comprehensive income. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount is the greater of the asset's or CGU's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs to sell, an appropriate valuation model is used. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

For assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill are not reversed in future periods.

15

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

3.	Significant accounting policies (continued)

(n)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

(ii)	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as a personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions. In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.

For share-based payment arrangements with non-employees, the expense is recorded over the service period until the options vest. Once the options vest, services are deemed to have been received.

Where the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it vested on the date of the cancellation and any expense not yet recognized for the award [being the total expense as calculated at the grant date] is recognized immediately. This includes any awards where vesting conditions within the control of either the Company or the employee are not met. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled award and new awards are treated as if they were a modification of the original awards.

(o)	Finance income and finance costs

Finance costs comprise interest expense on borrowings which are recognized in net income and comprehensive income using the effective interest rate method, accretion on the royalty obligation, prepayment fees on the early repayment of long-term debt and amortization of deferred debt issue costs using the effective interest rate method, offset by any finance income which is comprised of interest income on funds invested and is recognized as it accrues in net income and comprehensive income, using the effective interest rate method.

Foreign currency gains and losses are reported on a net basis.

16

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

3.	Significant accounting policies (continued)

(p)	Income taxes

The Company and its subsidiaries are generally taxable under the statutes of their country of incorporation.

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current taxes are the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years.

The Company follows the liability method of accounting for deferred taxes. Under this method, deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred taxes are not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill if it occurred during the measurement period or in profit or loss, when it occurs subsequent to the measurement period.

(q)	Earnings per share

The Company presents basic earnings per share ("EPS") data for its common voting shares. Basic EPS is calculated by dividing the profit or loss attributable to common voting shareholders of the Company by the weighted average number of common voting shares outstanding during the period, adjusted for the Company's own shares held. Diluted EPS is computed similar to basic EPS except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercise were used to acquire common shares at the average market price during the reporting periods.

17

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

3.	Significant accounting policies (continued)

(r)	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The consideration for an acquisition is measured at the fair values of the assets transferred, the liabilities assumed and the equity interests issued at the acquisition date. Transaction costs that are incurred in connection with a business combination, other than costs associated with the issuance of debt or equity securities, are expensed as incurred. Identified assets acquired and liabilities and contingent liabilities assumed are measured initially at fair values at the date of acquisition. On an acquisition-by-acquisition basis, any non-controlling interest is measured either at fair value of the non-controlling interest or at the fair value of the proportionate share of the net assets acquired.

Contingent consideration is measured at fair value on acquisition date and is included as part of the consideration transferred. The fair value of the contingent consideration liability is remeasured at each reporting date with the corresponding gain or loss being recognized in profit or loss.

Goodwill is initially measured at cost, being the excess of fair value of the cost of the business combinations over the Company’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. Any negative difference is recognized directly in the consolidated statements of net income and comprehensive income. If the fair values of the assets, liabilities and contingent liabilities can only be calculated on a provisional basis, the business combination is recognized using provisional values. Any adjustments resulting from the completion of the measurement process are recognized within twelve months of the date of the acquisition.

(s)	New standards and interpretations not yet adopted

Certain new standards, interpretations and amendments to existing standards issued by the IASB or the International Financial Reporting Interpretations Committee that are not yet effective up to the date of issuance of the Company’s consolidated financial statements are listed below. The Company is assessing the impact of these pronouncements on its consolidated results and financial position. The Company intends to adopt those standards when they become effective.

IFRS 9, Financial Instruments: Classification and Measurement ("IFRS 9")

IFRS 9 replaces the guidance in International Accounting Standard (“IAS”) 39, Financial Instruments: Recognition and Measurement (“IAS 39”), on the classification and measurement of financial assets. The standard eliminates the existing IAS 39 categories of held-to-maturity, available-for-sale and loans and receivables.

Financial assets will be classified into one of two categories on initial recognition:

•	financial assets measured at amortized cost; or

•	financial assets measured at fair value.

Under IFRS 9, for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in other comprehensive income (loss), with the remainder of the change recognized in profit or loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with some exemptions. The standard also introduces additional changes relating to financial liabilities and amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment. The Company has evaluated the standard and does not expect a material impact on its consolidated financial statements as a result of its adoption.

18

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

3.	Significant accounting policies (continued)

(s)	New standards and interpretations not yet adopted (continued)

IFRS 15, Revenue from Contracts with Customers ("IFRS 15")

IFRS 15, issued by the IASB in May 2014, is applicable to all revenue contracts and provides a model for the recognition and measurement of gains or losses from sales of some non-financial assets. The core principle is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, and is to be applied retrospectively, with earlier adoption permitted. Entities will transition following either a full or modified retrospective approach. The Company has evaluated the standard and does not expect a material impact on its consolidated financial statements as a result of its adoption.

IFRS 16, Leases ("IFRS 16")

In January 2016, the IASB issued IFRS 16 which requires lessees to recognize assets and liabilities for most leases. Lessees will have a single accounting model for all leases, with certain exemptions. The new standard is effective January 1, 2019, with limited early application permitted. The new standard permits lessees to use either a full retrospective or a modified retrospective approach on transition for leases existing at the date of transition, with options to use certain transition reliefs. The Company is currently evaluating the impact of the above amendments on its consolidated financial statements.

IFRS 2, Share-based Payment ("IFRS 2")

In June 2016, the IASB issued amendments to IFRS 2, clarifying how to account for certain types of share-based payment transactions. The amendments will apply to periods beginning on or after January 1, 2018. The Company has evaluated the standard and does not expect a material impact on its consolidated financial statements as a result of its adoption.

19

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

4.	Business combinations

On July 3, 2014, the Company entered into an arrangement whereby it acquired a minority interest in a pharmaceutical manufacturing business known as Apicore, along with an option to acquire all of the remaining issued shares of Apicore prior to July 3, 2017. Specifically, the Company acquired a 6.09% equity interest (5.33% on a fully diluted basis) in two newly formed holding companies of which Apicore LLC and Apicore US LLC (together, “Apicore”) will be wholly owned operating subsidiaries. Apicore was a private, New Jersey based developer and manufacturer of specialty API and pharmaceuticals specializing in the manufacturing of difficult to synthesize and other niche APIs for many United States and international generic and branded pharmaceutical companies. The Company's equity interest and certain other rights, including the option rights acquired, were obtained by the Company for services provided in its lead role in structuring a U.S.$22.5 million majority interest purchase and financing of Apicore. There was no cash consideration in connection with the acquisition of the minority interest in Apicore, with the exception of costs incurred by the Company in relation to the transaction which totaled $167,672.

The Company had a contractual obligation to assist in funding the resolution of certain specified damages if they were encountered before July 3, 2016, not to exceed U.S.$5 million. The specified mechanism for the Company to fulfill this obligation was through the purchase of a portion of the equity of Apicore at a specified, discounted price per share. The occurrence of any of the specified damages that would precipitate such a purchase was not anticipated by the Company nor did any obligation arise prior to July 3, 2016, therefore no amount had been recorded in the Company’s consolidated financial statements in this regard.

Subsequent to July 3, 2014, Apicore granted stock options to certain members of its management team and Board of Directors, as well as certain of its employees and 25,000 of these stock options were exercised prior to December 1, 2016. Additionally, subsequent to July 3, 2014 and prior to December 1, 2016, Apicore issued 145,733 Series A-1 preferred shares. These issuances resulted in the Company’s ownership being diluted to 5.97% (4.82% fully diluted) as at November 30, 2016.

As at July 3, 2014, the investment in Apicore was initially valued at $1,276,849 and subsequently measured at amortized cost and the option rights received were recorded at a fair value of $275,922 and subsequently revalued at each reporting date to fair value. Immediately prior to the Company exercising certain option rights on December 1, 2016 to acquire a controlling interest in Apicore, the investment in Apicore was recorded at $6,418,867. The increase in value of $4,895,573 was recorded on the consolidated statement of net income and comprehensive income for the year ended December 31, 2016, within income from discontinued operations. In addition, immediately prior to the exercise of certain option rights to acquire a controlling interest in Apicore, the derivative representing the value associated to the option rights was revalued to its fair value of $20,788,011. The change in the value of the option rights of $20,560,440 was recorded in the consolidated statement of net income and comprehensive income for the year ended December 31, 2016 within income from discontinued operations.

On December 1, 2016, the Company exercised certain option rights that resulted in the Company acquiring a majority interest in Apicore. The transaction was accounted for as a business combination achieved in stages. The exercise of certain options resulted in the Company acquiring 4,717,000 Series A preferred shares and 1,250,000 Class D warrants in Apicore in exchange for U.S.$33,750,000 cash, increasing the Company’s ownership in Apicore to 64% (approximately 60% on a fully diluted basis). The Company retained option rights to purchase the issued Class C common shares in Apicore until July 3, 2017, which represent 39% of the outstanding Apicore shares, which was subsequently exercised on July 12, 2017 after reaching an agreement to extend the option expiry date. In addition, Apicore had issued and outstanding Series A-1 preferred shares representing 2% of the outstanding shares which were subsequently redeemed prior to the sale transaction, which occurred on October 2, 2017. Finally, Apicore’s Class E shares were reserved for the exercise of employee stock options. At December 1, 2016, 25,000 Class E shares, were issued and outstanding and 447,500 options became fully vested on the change in control with Apicore’s then directors and employees holding a right to put the outstanding Apicore Class E shares and options to the Company upon the change in control. The remaining Apicore stock options outstanding of 400,000 were unaffected by the change of control and fully vested in 2017.

As the transaction was accounted for as a business combination achieved in steps, on acquiring control of Apicore, the Company revalued its previous interest in Apicore at fair value on the date of control and recognized a gain on step acquisition.

Determination of the gain was as follows:

Fair value of 6.07% interest on December 1, 2016	$6,418,867
Carrying value of 6.07% interest prior to control	1,523,294
Gain on step acquisition	$4,895,573

20

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

4.	Business combinations (continued)

For purposes of assessing the assets acquired and liabilities assumed, the Apicore Series A-1 preferred shares were classified as a liability on the basis of the holder’s redemption right. The Apicore Series A-1 preferred shares were redeemable by the holder after December 31, 2019 in three annual instalments at the greater of a fixed price per share and the fair value of the shares at the redemption date, however an agreement to redeem the shares was completed on September 29, 2017 at an agreed upon price. The Class E common shares issued and the outstanding 497,500 Apicore options over Apicore Class E common shares with a put feature were classified as a liability to repurchase Apicore Class E shares based on the fixed redemption price upon the change in control. The remaining Apicore options outstanding were recorded in equity as a non-controlling interest. The Company’s call option over Apicore’s Class C common shares provided Medicure with present access to the returns associated with the related ownership interest as the option price is fixed with an exercise price below fair value and the parties have agreed that no dividends will be paid to other shareholders until July 3, 2017. Therefore, the Company accounted for the acquisition as if it had acquired all the outstanding interests of Apicore and recognized a derivative option on Apicore Class C shares under the call option. As a result, 100% of the financial results of Apicore were included in the Company’s consolidated financial statements as of the date of acquisition.

The fair value of the assets acquired and the liabilities assumed were determined on a provisional basis and were based on information that was currently available to the Company at the time. Additional information was being gathered to finalize these provisional measurements, particularly with respect to intangible assets, property, plant and equipment, inventory, deferred revenue and deferred taxes. Accordingly, the measurement of the assets acquired and liabilities assumed could have changed upon finalization of the Company’s valuations and completion of the purchase price allocation which occurred within one year of the acquisition date resulting in no changes to the provisional amounts previously recognized below. The following table summarized the fair values of the identifiable assets and liabilities as at the date of the acquisition:

Net assets acquired
Cash and cash equivalents	$3,611,307
Accounts receivable	3,202,471
Inventories	12,299,051
Prepaid expenses	698,115
Property, plant and equipment	9,795,629
Intangible assets	101,712,420
Goodwill	47,485,572
Other assets	160,662
Accounts payable and accrued liabilities	(9,831,337)
Short-term borrowings	(1,051,309)
Deferred revenue	(1,544,335)
Long-term debt	(13,655,679)
Finance lease obligations	(342,153)
Fair value of Apicore Series A-1 preferred shares	(1,755,530)
Other long-term liabilities	(136,827)
Deferred tax liabilities	(37,749,605)
Net assets acquired	$112,898,452

(continued on next page)

21

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

4.	Business combinations (continued)

(Continued from previous page)

Summary of purchase consideration
Cash paid	$45,322,853
Due to vendor	2,759,507
Exercise of Apicore derivative	20,788,011
Fair value of 6.07% interest held	6,418,867
Non-controlling interest	2,069,409
Derivative option on Apicore Class C shares	32,901,006
Liability to repurchase Apicore Class E shares	2,638,799
Purchase consideration	$112,898,452

There were no changes between the provisional fair values of the identifiable assets and liabilities as at the date of the acquisition and the fair values in the final purchase price allocation. In the final purchase price allocation, the intangible assets acquired were allocated amongst the specifically identifiable intangible assets that were acquired as disclosed in note 9.

Transaction costs relating to the Apicore acquisition recorded in the year ended December 31, 2016 were $126,923 and were included in selling, general and administrative expenses for the year ended December 31, 2016.

From the date of acquisition to December 31, 2016, Apicore contributed to the 2016 results $7.8 million of revenue and $0.6 million of net loss before income taxes. If the acquisition had taken place as at January 1, 2016, revenue in 2016 would have increased by $31.6 million and net income before income taxes in 2016 would have been reduced by approximately $2.0 million.

During the year ended December 31, 2017, employees and former directors of Apicore exercised 292,500 stock options to acquire 292,500 Class E common shares of Apicore for gross proceeds to the Company of U.S.$280,125. These shares, as well as 112,500 Class E common shares previously issued for gross proceeds of U.S.$48,375 were then purchased by the Company upon the employees and former directors exercising their put right to the Company. This resulted in the Company acquiring 405,000 Class E common shares of Apicore for a total cost of U.S.$1,974,772 during 2017. As a result of the employees and former directors exercising their put right to the Company, the liability to repurchase Apicore Class E common shares on the statement of financial position was reduced.

On July 3, 2017, the remaining employee put options over 117,500 Class E shares, to be issued upon the exercise of stock options, of Apicore expired without being exercised by the employees and the value of these options, totaling $615,381, was reclassified as a non-controlling interest. As a result, there remained 517,500 stock options in Apicore Inc. outstanding prior to the sale transaction which occurred on October 2, 2017.

On July 3, 2017, the Company announced that its option to acquire the Class C common shares of Apicore was extended and on July 10, 2017 the Company exercised its option to acquire the Class C common shares of Apicore and closed the acquisition on July 12, 2017 for a consideration of U.S.$24,543,715 which resulted in the Company owning 98% of the issued shares of Apicore (94% on a fully diluted basis). The funds to exercise the additional option were obtained from Apicore's business which included API sales, abbreviated New Drug Application (“ANDA”) development partnership payments, and royalty and upfront payments from ANDA commercial partnerships.

On September 29, 2017, the Series A-1 preferred shareholders redeemed all of the issued and outstanding Series A-1 preferred shares, after reaching an agreement with Apicore regarding the value of the shares. As a result of the transaction, the Series A-1 preferred shares were valued at U.S.$2,300,000 with payments being made to the Series A-1 preferred shareholders in connection with the sale transaction described in note 5.

22

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

5.	Discontinued operations

A discontinued operation is a part of the Company’s business that has been disposed of or has been classified as held for sale and that represents a major line of its business or geographic area of operation, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resell. The results of discontinued operations are presented separately on the face of the consolidated statements of net income and comprehensive income and the assets and liabilities are presented separately on the face of the consolidated statements of financial position as held for sale until the sale occurs. During 2017, the Company classified the active pharmaceutical ingredients line of business, which consists of the Apicore business, as discontinued operations. Upon the occurrence of discontinued operations, the net loss of the discontinued operation is presented separately in the consolidated statements of net income and comprehensive income, net of tax.

Assets are classified as held for sale when it is expected that their carrying value will be recovered principally through sale rather than their continued use. For this to be the case, the asset must be available for immediate sale in its present condition, subject only to terms that are usual and customary for sales of such asset and a sale must be highly probable.

For the sale to be highly probable, management and the Board of Directors of the Company must be committed to a plan to sell the asset, and an active program to locate a buyer and complete the plan must have been initiated. The asset must be actively marketed for sale at a price that is reasonable in relation to its current fair value and the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Assets held for sale that were previously classified as non-current assets are recorded at the lower of carrying value or fair value less costs to sell and non-current liabilities classified as held for sale are recorded at their carrying value. Assets held for sale are no longer amortized. The consolidated statement of financial position is not restated for the comparative period.

On October 2, 2017, the Company sold its interests in Apicore (the “Apicore Sale Transaction”) to an arm’s-length, pharmaceutical company (the “Buyer”). The Company acquired Apicore in a series of transactions occurring between July 3, 2014 and July 12, 2017 as described in note 4.

Under the Apicore Sale Transaction, the Company received a closing payment of U.S.$57,623,125 upon the closing of the transaction. Additional working capital and deferred payments of U.S.$52,886,588 were received subsequent to December 31, 2017 as part of the Apicore Sales Transaction and have been recorded as consideration receivable as at December 31, 2017. Additionally, a contingent payment in the form of an earn-out based on the achievement of certain financial results by Apicore for the year ended December 31, 2017 could have been received, however the financial results specified under the Apicore Sales Transaction were not achieved. As a result, no amount has been recorded in the consolidated financial statements pertaining to this potential earn-out payment. Additionally, under the Apicore Sale Transaction, the Buyer held an option to acquire Apicore’s Indian operations for a fixed price until December 31, 2017. This option lapsed without exercise and the Company, subsequent to December 31, 2017, sold Apicore’s Indian operations, to a company owned by the former President and Chief Executive Officer of Apicore Inc. The net assets held for sale will be released from accounts payable and accrued liabilities subsequent to year end.

The funds received by the Company under the Apicore Sales Transaction and the funds still to be received reflect the net proceeds after payment of all transaction costs, including commissions and transaction bonuses, the redemption of any outstanding Apicore employee stock options and the redemption of the Class A-1 preferred shares.

23

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

5.	Discontinued operations (continued)

Set out below is the financial performance for years ended December 31, 2017 and 2016 relating to the Apicore business:

Year ended December 31	2017	2016
Revenue	$22,759,385	$7,798,838
Expenses	(47,936,485)	(9,263,926)
Revaluation of long-term derivative	-	20,560,440
Gain on step acquisition	-	4,895,573
(Loss) income from discontinued operations	$(25,177,100)	$23,990,925
Income tax recovery (expense)	1,847,055	(632,607)
Loss (income) after income tax recovery (expense)	(23,330,045)	23,358,318
Gain on disposition of the Apicore business	55,254,236	-
Income from discontinued operations	$31,924,191	$23,358,318

Set out below is the cash flow information for the years ended December 31, 2017 and, 2016 relating to the Apicore business:

Year ended December 31	2017	2016
Net cash flows used in operating activities	$5,210,341	$(1,295,487)
Net cash flows from (used in) investing activities	54,326,360	(421,077)
Net cash flows (used in) from financing activities	(80,944,373)	44,294,204
Net cash flows used in discontinued operations	$(21,407,672)	$(42,577,640)

Set out below are the details of the sale of the Apicore business:

Year ended December 31	2017
Consideration received or receivable:
Cash, net of transaction costs	$89,719,599
Consideration receivable, net of transaction costs	66,134,678
Holdback receivable, net of transaction costs	10,817,771
Total consideration	166,672,048
Less: Carrying amount of net assets of Apicore U.S. sold on October 2, 2017	86,879,250
Less: Carrying amount of net assets of Apicore India classified as held for sale	7,076,548
Gain on sale before income tax and reclassification of foreign currency translation reserve	72,716,250
Reclassification of foreign currency translation reserve	(5,191,573)
Income tax expense on gain on sale	(12,270,441)
Net gain on sale of Apicore	$55,254,236

24

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

5.	Discontinued operations (continued)

Set out below are the carrying amounts of the assets and liabilities of Apicore Inc. as at the date of sale:

As at October 2, 2017
Assets:
Cash	$2,290,077
Accounts receivable	3,629,154
Inventories	3,289,929
Prepaid expenses	414,762
Note payable with Medicure	18,507,400
Property, plant and equipment	2,322,385
Intangible assets	87,610,416
Goodwill	44,218,265
Total assets	$162,282,388

Liabilities:
Accounts payable and accrued liabilities	$5,530,894
Current portion of capital lease liabilities	163,982
Deferred revenue	540,153
Redemption of Series A-1 preferred shares	2,070,804
Deposit on acquisition	31,262,500
Deferred tax liability	33,291,958
Capital lease liabilities	461,307
Non-controlling interest	2,081,540
Total liabilities	$75,403,138

In connection with the Apicore Sale Transaction, the Company repaid the $18,507,400 note payable to Apicore Inc., which is included in the total assets of Apicore Inc. at the date of sale above, from cash on hand. The Company had originally obtained the loan from its subsidiary Apicore Inc. in July 2017.

25

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

5.	Discontinued operations (continued)

As previously described, the Company retained ownership in Apicore’s Indian operations until the lapse of the Buyer Option and subsequent to December 31, 2017, Apicore’s Indian operations were sold to a company owned by the former President and Chief Executive Officer of Apicore Inc.

Immediately before the classification as discontinued operations, the recoverable amount was estimated for certain items and no impairment loss was identified. As at December 31, 2017, a write-down of $1,791,484 was recognized to reduce the carrying amount of the assets in the disposal group to their fair value less costs to sell. This was recognized in discontinued operations in the statements net income and comprehensive income. Fair value measurement disclosures are provided in note 18.

Set out below are the carrying amounts of the assets and liabilities of Apicore India as at December 31, 2017, which are included in the calculation of the gain on sale:

As at December 31, 2017
Assets:
Cash	$30,981
Accounts receivable	1,829,990
Inventories	4,259,511
Prepaid expenses	996,177
Property, plant and equipment	6,755,543
Other assets	180,659
Total assets	$14,052,861

Liabilities:
Short-term borrowings	$658,196
Current portion of long-term debt	294,121
Accounts payable and accrued liabilities	4,608,313
Long-term debt	595,727
Deferred tax liabilities	608,490
Other liabilities	211,466
Total liabilities	$6,976,313

6.	Accounts receivable

As at December 31	2017	2016
Trade accounts receivable	$8,496,281	$17,023,089
Other accounts receivable	91,974	177,689
	$8,588,255	$17,200,778

As at December 31, 2017, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable which totaled 96% in aggregate (Customer A – 41%, Customer B – 32%, Customer C – 23%).

As at December 31, 2016, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable which totaled 46% in aggregate (Customer A – 22%, Customer B – 12%, Customer C – 12%).

26

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

7.	Inventories

As at December 31	2017	2016
AGGRASTAT®: Finished product available-for-sale	$2,058,776	$3,418,652
AGGRASTAT®: Unfinished product and packaging materials	1,016,230	697,767
API: Finished product available-for-sale	-	4,693,448
API: Work-in-progress	-	1,914,910
API: Raw material and packaging material	-	1,451,867
	$3,075,006	$12,176,644

Inventories expensed as part of cost of goods sold during the year ended December 31, 2017 amounted to $3,079,397 (2016 – $2,482,986; 2015 – $1,563,344). During the year ended December 31, 2017, the Company wrote-off inventory of $385,289 (2016 – recovery of $108,817; 2015 – $40,920) that had expired or was otherwise unusable.

8.	Property, plant and equipment

Cost	Land	Building	Computer and office equipment	Machinery and equipment	Leasehold improvements	Total
At December 31, 2015	$-	$-	$328,778	$-	$96,766	$425,544
Acquisitions under business combinations (note 4)	2,316,979	2,066,616	1,966,628	2,598,259	847,147	9,795,629
Additions	-	56,071	148,337	200,223	59,577	464,208
Effect of movements in exchange rates	-	-	(4,672)	-	-	(4,672)
At December 31, 2016	$2,316,979	$2,122,687	$2,439,071	$2,798,482	$1,003,490	$10,680,709
Additions	-	82,163	675,788	298,754	-	1,056,705
Transfers to assets held for resale	(2,317,273)	(2,900,284)	(3,319,298)	(4,572,065)	(790,814)	(13,899,734)
Effect of movements in exchange rates	294	695,434	632,604	1,474,829	(56,333)	2,746,828
At December 31, 2017	$-	$-	$428,165	$-	$156,343	$584,508

Accumulated amortization and impairment losses	Land	Building	Computer and office equipment	Machinery and equipment	Leasehold improvements	Total
At December 31, 2015	$-	$-	$187,641	$-	$7,741	$195,382
Amortization	-	21,408	66,940	67,541	33,119	189,008
Effect of movements in exchange rates	-	-	(4,320)	-	-	(4,320)
At December 31, 2016	$-	$21,408	$250,261	$67,541	$40,860	$380,070
Amortization	-	291,638	339,358	384,486	157,537	1,173,019
Transfers to assets held for resale	-	(306,761)	(286,632)	(443,746)	(112,213)	(1,149,352)
Effect of movements in exchange rates	-	(6,285)	(21,720)	(8,281)	(4,565)	(40,851)
At December 31, 2017	$-	$-	$281,267	$-	$81,619	$362,886

27

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

8.	Property, plant and equipment (continued)

Carrying amounts	Land	Building	Computer and office equipment	Machinery and equipment	Leasehold improvements	Total
At December 31, 2016	$2,316,979	$2,101,279	$2,188,810	$2,730,941	$962,630	$10,300,639
At December 31, 2017	$-	$-	$146,898	$-	$74,724	$221,622

During the year ended December 31, 2017, amortization of property, plant and equipment totaling $97,794 (2016 – $83,284; 2015 – $31,544) is included within selling, general and administrative expenses on the consolidated statements of net income and comprehensive income and $1,075,225 (2016 – $105,724; 2015 – nil) is recorded within discontinued operations.

9.	Intangible assets

Cost	Licenses	Patents	Trademarks	Customer list	Approved ANDAs	Acquired in process research and development	Acquired intangible assets	Total
At December 31, 2015	$-	$15,708,549	$4,428,338	$781,472	$-	$-	$-	$20,918,359
Acquisitions under business combinations (note 4), as previously stated	-	-	-	-	-	-	101,712,420	101,712,420
Effect of movements in exchange rates	-	(468,759)	(132,146)	(23,320)	-	-	-	(624,225)
Reclassified for finalization of purchase price allocation (note 4)	-	9,772,740	-	6,713,991	1,505,664	83,720,025	(101,712,420)	-
At December 31, 2016	$-	$25,012,530	$4,296,192	$7,472,143	$1,505,664	$83,720,025	$-	$122,006,554
Additions	2,383,550	-	-	-	-	-	-	2,383,550
Impairment	(635,721)	-	-	-	-	-	-	(635,721)
Transfers to assets held for resale	-	(9,122,874)	-	(6,267,525)	(1,405,541)	(78,152,819)	-	(94,948,759)
Effect of movements in exchange rates	8,471	(1,650,944)	(282,211)	(496,269)	(100,123)	(5,567,206)	-	(8,088,282)
At December 31, 2017	$1,756,300	$14,238,712	$4,013,981	$708,349	$-	$-	$-	$20,717,342

Accumulated amortization and impairment losses	Licenses	Patents	Trademarks	Customer list	Approved ANDAs	Acquired in process research and development	Acquired intangible assets	Total
At December 31, 2015	$-	$14,781,836	$4,015,852	$708,679	$-	$-	$-	$19,506,367
Amortization	-	886,217	394,461	69,612	-	-	841,734	2,192,024
Effect of movements in exchange rates	-	(428,263)	(114,121)	(20,139)	-	-	5,869	(556,654)
Reclassified for finalization of purchase price allocation (note 4)	-	81,440	-	55,949	12,548	697,666	(847,603)	-
At December 31, 2016	$-	$15,321,230	$4,296,192	$814,101	$12,548	$697,666	$-	$21,141,737
Amortization	-	637,406	-	437,904	98,203	5,460,444	-	6,633,957
Transfers to assets held for resale	-	(684,216)	-	(470,064)	(105,416)	(5,861,461)	-	(7,121,157)
Effect of movements in exchange rates	-	(1,035,708)	(282,211)	(73,592)	(5,335)	(296,649)	-	(1,693,495)
At December 31, 2017	$-	$14,238,712	$4,013,981	$708,349	$-	$-	$-	$18,961,042

28

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

9.	Intangible assets (continued)

Carrying amounts	Licenses	Patents	Trademarks	Customer list	Approved ANDAs	Acquired in process research and development	Acquired intangible assets	Total
At December 31, 2016	$-	$9,691,300	$-	$6,658,042	$1,493,116	$83,022,359	$-	$100,864,817
At December 31, 2017	$1,756,300	$-	$-	$-	$-	$-	$-	$1,756,300

During the year ended December 31, 2017, the Company acquired licenses totaling $2,383,550. The Company has recorded $1,756,300 within accounts payable and accrued liabilities relating to the current portion of license fees payable and $501,800 recorded as a non-current liability relating to the license fees payable as at December 31, 2017.

The Company has considered indicators of impairment as at December 31, 2017 and 2016. The Company recorded a write-down of intangible assets during the year ended December 31, 2017 totaling $635,721 pertaining to a license acquired during the year, which is currently under litigation as described in note 15(d). The Company did not record a write-down of intangible assets during the year ended December 31, 2016. During the year ended December 31, 2015, the Company recorded a reversal of the impairment loss relating to the AGGRASTAT® intangible assets and from patent applications no longer being pursued or patents being abandoned. As at December 31, 2017, the AGGRASTAT® intangible assets were fully amortized.

For the year ended December 31, 2017, there was no amortization of intangible assets relating to AGGRASTAT® or other intangible assets recorded. For the years ended December 31, 2016 and December 31, 2015, amortization of intangible assets relating to AGGRASTAT® totaling $1,347,022 and $655,603, respectively is recognized in cost of goods sold and $3,268 and $3,787, respectively, is recognized in research and development expenses.

For the years ended December 31, 2017 and 2016, amortization of the acquired intangible assets totaling $6,633,955 and $841,754, respectively, was recognized within loss from discontinued operations.

The Company did not record amortization on its licenses totaling $1,756,300 as they were not available for use at December 31, 2017.

As described in note 10, intangible assets were pledged as security against long-term debt, however the long-term debt was extinguished during the year ended December 31, 2017 and no further security obligations exist in relation to the Company’s intangible assets.

29

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

10.	Long-term debt

As at December 31	2017	2016
Crown Capital Fund IV LP term loan	$-	$54,808,473
Knight Therapeutics Inc. loan	-	12,721,292
Dena Bank loan	-	918,567
Manitoba Industrial Opportunities Program loan	-	2,615,844
	$-	$71,064,176
Less: Current portion of long-term debt	-	(2,883,752)
	$-	$68,180,424

Changes long-term debt during the year ended December 31, 2017 are as follows:

Long-term debt balance at December 31, 2016	$71,064,176
Long-term debt reclassified to discontinued operations (note 5)	(13,639,859)
Principal repayments of long-term debt	(62,638,889)
Deferred debt expense recorded in finance expense	5,214,572
$-

(a)	Crown Capital Fund IV LP Term Loan (“Crown Loan”)

On November 17, 2016, in connection with the Company’s acquisition of the controlling ownership in Apicore, described in note 4, the Company received a term loan from Crown Capital Fund IV LP (“Crown”) for $60,000,000 of which $30,000,000 was syndicated to the Ontario Pension Board (“OPB”) a limited partner in Crown’s funds. Under the terms of the loan agreement, the Crown Loan bore interest at a fixed rate of 9.5% per annum, compounded monthly and payable on an interest only basis, maturing in 48 months, and was repayable in full upon maturity.

The Company granted 450,000 warrants to each of Crown and OPB. Each warrant entitles the holder to purchase one Medicure common share at an exercise price of $6.50 for a period of four years. The Company presents and discloses its financial instruments in accordance with the substance of its contractual arrangement. Accordingly, the Company recorded a liability of $58,200,000, net of a three percent cash fee of $1,800,000, less related debt issuance costs of $3,538,648. The liability component was accreted using the effective interest rate method, and during the year ended December 31, 2017, the Company recorded accretion of $399,226 (2016 – $36,884), non-cash interest expense related to financing costs of $779,662 (2016 – $110,237) and interest expense of $5,012,877 (2016 – $702,574), respectively on the Crown Loan. The fair value assigned to the warrants issued of $2,065,500 has been separated from the fair value of the liability and is included in shareholders’ equity, net of its pro rata share of financing costs of $116,695.

The effective interest rate on the Crown Loan for the year ended December 31, 2017 was 12% (2016 – 12%).

On November 17, 2017, the Company repaid the Crown Loan in full, including a 4% prepayment penalty totaling $2,400,000 from funds on hand from the proceeds on the sale of Apicore (note 5). This resulted in a write-off of the unamortized cash fee and debt issuance costs of $1,363,890 and $2,648,749, respectively, which were recorded within net income from discontinued operations.

(b)	Knight Therapeutics Inc. Loan (“Knight Loan”)

On January 6, 2017, the interest and principal outstanding on the Knight Loan were repaid in full from the remaining funds provided under the Crown Loan, which was recorded on the consolidated statement of financial position as at December 31, 2016 as cash held in escrow.

30

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

10.	Long-term debt (continued)

(c)	Dena Bank Loan (“Dena Loan”)

The Company, through the acquisition of a subsidiary as described in note 4 has a debt agreement with Dena Bank. The Dena Loan bears interest at London Interbank Offered Rate (“LIBOR”) plus 4%, with equal monthly payments of principal and interest, maturing June 30, 2020. The Dena Loan is secured by the land, building, and machinery of a subsidiary, a pledge of 778,440 equity shares of Apicore LLC with a value each of U.S.$0.15, and a guarantee by directors of Apicore LLC.

As at December 31, 2017, the Dena Loan is included within liabilities held for sale (note 5) on the consolidated statement of financial position. The effective rate of the Dena Loan for the year ended December 31, 2017 was 9% (2016 – 9%). Subsequent to December 31, 2017, the Company was discharged from the Dena Loan upon the sale of the Apicore India business (note 5).

(d)	Manitoba Industrial Opportunities Program Loan (“MIOP Loan”)

On July 18, 2011, the Company borrowed $5,000,000 from the Government of Manitoba (Manitoba Development Corporation), under the Manitoba Industrial Opportunities Program ("MIOP"), to assist in the settlement of its then existing long-term debt. The loan bore interest annually at 5.25% and originally matured on July 1, 2016. The loan was payable interest only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity. Effective August 1, 2013, the Company renegotiated the terms of the MIOP Loan and received an additional two-year deferral of principal repayments. Under the renegotiated terms, the MIOP Loan continued to be interest only until August 1, 2015, at which point blended principal and interest payments began. The MIOP Loan was to mature on July 1, 2018 and was secured by the Company's assets and guaranteed by the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer. The Company issued 1,333,333 common shares of the Company with a fair value of $371,834, net of share issue costs of $28,166, in consideration for the guarantee to the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. In connection with the guarantee, the Company entered into an indemnification agreement with the Chief Executive Officer under which the Company shall pay the Guarantor on demand all amounts paid by the Guarantor pursuant to the guarantee. In addition, under the indemnity agreement, the Company agreed to provide certain compensation upon a change in control of the Company. The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument ("MI") 61-101. Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances.

The Company was required to maintain certain non-financial covenants under the terms of the MIOP Loan. In connection with the business combination described in note 4, the Company did not obtain required approvals from MIOP prior to completing the transactions due to the timing of the closing of the transactions. The Company subsequently received a waiver from MIOP waiving any right to call the loan resulting from the December 1, 2016 transaction, however required approvals were not obtained pertaining to subsequent acquisitions of additional Apicore shares occurring in 2017.

The effective interest rate on the MIOP Loan for the year ended December 31, 2017 was 7% (2016 – 7%; 2015 – 7%).

On November 6, 2017, the Company repaid the MIOP Loan in full from funds on hand from the proceeds on the sale of Apicore (Note 5). This resulted in a write-off of the unamortized debt issuance costs of $4,627 which were recorded within finance expense.

31

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

11.	Royalty obligation

On July 18, 2011, the Company settled its then existing long-term debt with Birmingham Associates Ltd. ("Birmingham"), an affiliate of Elliott Associates L.P., in exchange for i) $4,750,000 in cash; ii) 2,176,003 common shares of the Company; and iii) a royalty on future AGGRASTAT® sales until May 1, 2023. The royalty is based on 4% of the first $2,000,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000,000 and $4,000,000 and 8% on the portion of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales. Management determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the extended long-term development timelines associated with commercialization of the product.

In accordance with the terms of the agreement, if the Company were to dispose of its AGGRASTAT® rights, the acquirer would be required to assume the obligations under the royalty agreement.

The royalty obligation was recorded at its fair value at the date at which the liability was incurred, estimated to be $901,915, and subsequently measured at amortized cost using the effective interest rate method at each reporting date. This resulted in a carrying value as at December 31, 2017 of $4,449,012 (2016 – $5,685,722) of which $1,537,202 (2016 – $2,019,243) represents the current portion of the royalty obligation. The net change in the royalty obligation for the year ended December 31, 2017 of $747,548 (2016 – $2,271,436; 2015 – $3,791,282) is recorded within finance expense on the consolidated statements of net income and comprehensive income. Royalties for the year ended December 31, 2017 totaled $1,242,587 (2016 – $1,795,089; 2015 – $1,207,772) with payments made during the year ended December 31, 2017 of $1,829,295, respectively (2016 – $1,712,390; 2015 – $642,768).

12.	Capital Stock

(a)	Authorized

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of Class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

(b)	Shares issued and outstanding

Shares issued and outstanding are as follows:

	Number of Common Shares	Amount
Balance, December 31, 2015	14,445,168	$121,413,777
Shares issued upon exercise of stock options (12(c))	1,069,434	3,217,125
Shares issued upon exercise of warrants (12(d))	17,806	69,443
Balance, December 31, 2016	15,532,408	$124,700,345
Shares issued upon exercise of stock options (12(c))	207,950	869,703
Shares issued upon exercise of warrants (12(d))	41,969	163,679
Balance, December 31, 2017	15,782,327	$125,733,727

32

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

12.	Capital Stock (continued)

(c)	Stock option plan

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 2,934,403 common shares of the Company at any time. The stock options generally have a maximum term of between five and ten years.

Changes in the number of options outstanding during the year ended December 31, 2017 is as follows:

Year ended December 31, 2017	Options	Weighted average exercise price
Balance, beginning of period	1,387,000	$2.37
Granted	476,000	7.20
Exercised	(207,950)	(2.50)
Forfeited, cancelled or expired	(52,923)	(8.58)
Balance, end of period	1,602,127	$3.58
Options exercisable, end of period	1,231,127	$2.50

Changes in the number of options outstanding during the years ended December 31, 2016 and 2015 are as follows:

Year ended December 31	2016		2015
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance, beginning of period	2,277,126	$1.90	1,720,253	$2.12
Granted	265,025	6.16	644,070	2.65
Exercised	(1,069,434)	(1.72)	(23,350)	(1.42)
Forfeited, cancelled or expired	(85,717)	(9.59)	(63,847)	(15.60)
Balance, end of period	1,387,000	$2.37	2,277,126	$1.90
Options exercisable, end of period	1,387,000	$2.37	2,277,126	$1.90

Options outstanding at December 31, 2017 consist of the following:

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Options outstanding weighted average exercise price	Number exercisable
$0.30	270,000	5.35 years	$0.30	270,000
$0.31 - $1.00	25,332	0.80 years	$0.60	25,332
$1.01 - $3.00	608,020	4.44 years	$1.60	608,020
$3.01 - $5.00	61,500	2.90 years	$3.90	61,500
$5.01 - $10.00	636,375	4.54 years	$6.94	265,375
$10.01 - $12.75	900	0.05 years	$12.75	900
$0.30 - $12.75	1,602,127	4.51 years	$3.58	1,231,127

33

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

12.	Capital Stock (continued)

(c)	Stock option plan (continued)

Compensation expense related to stock options granted during the period or from previous periods under the stock option plan for the year ended December 31, 2017 is $490,769 (2016 – $1,340,001; 2015 – $1,460,316). The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model. The expected life of stock options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

Subsequent to December 31, 2017, 99,433 stock options were exercised, 40,000 at an exercise price of $0.30 per common share, 6,666 at an exercise price of $0.60 per common share, 11,667 at an exercise price of $1.50 per common share, 11,850 at an exercise price of $1.90 per common share, 18,500 at an exercise price of $3.90 per common share and 10,750 at an exercise price of $6.16 per common share.

Additionally, subsequent to December 31, 2017, an additional 200,000 stock options were granted to members of the Company’s management, 100,000 at $7.20 and 100,000 at $7.30. These options vest over a five-year period and expire on December 19, 2022 (100,000) and February 1, 2023 (100,000).

Additionally, subsequent to December 31, 2017, 30,900 stock options expired without exercise including 5,000 at $1.90, 19,500 at $6.16, 5,500 at $7.20 and 900 at $12.75.

The compensation expense for the years ended December 31, 2017, 2016 and 2015 was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model:

Years ended December 31:	2017	2016	2015
Expected option life	4.5 years	4.8–5.0 years	1.0–5.3 years
Risk free interest rate	1.71%	0.52%-0.67%	0.57%-0.92%
Dividend yield	nil	nil	nil
Expected volatility	80.44%	115.59%-117.56%	135.03%-171.07%

Additionally, Apicore has a stock option plan and at the December 1, 2016 acquisition date, there were 897,500 options to purchase Class E common stock of Apicore Inc. outstanding. 497,500 options became fully vested on the change in control with the right to put the outstanding Apicore Class E shares and options to the Company upon the change in control. The remaining Apicore stock options outstanding of 400,000 were unaffected by the change of control and fully vested during 2017. The value of the put option was initially recorded as a liability to repurchase Apicore Class E shares on the consolidated statements of financial position and the value of the remaining options was recorded as non-controlling interest within equity.

During the year ended December 31, 2017, employees and former directors of Apicore exercised 292,500 stock options to acquire 292,500 Class E common shares of Apicore for gross proceeds to the Company of U.S.$280,125. These shares, as well as 112,500 Class E common shares previously issued for gross proceeds of U.S.$48,375 were then purchased by the Company upon the employees and former directors exercising their put right to the Company. This resulted in the Company acquiring 405,000 Class E common shares of Apicore for a total cost of U.S.$1,974,772 during 2017. As a result of the employees and former directors exercising their put right to the Company, the liability to repurchase Apicore Class E common shares on the consolidated statements of financial position was reduced.

On July 3, 2017, the remaining employee put options over 117,500 Class E shares, to be issued upon the exercise of stock options, of Apicore expired without being exercised by the employees and the value of these options, totaling $615,381, was reclassified as a non-controlling interest. As a result, there remained 517,500 stock options in Apicore Inc. outstanding prior to the sale transaction which occurred on October 2, 2017.

During the year ended December 31, 2017, the Company recorded $132,346 (2016 –$60,240; 2015 – nil), respectively of stock-based compensation expense within the loss from discontinued operations on the consolidated statements of net income and comprehensive income relating to stock options in Apicore.

34

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

12.	Capital Stock (continued)

(d)	Warrants

On November 17, 2016 as part of Crown Loan (note 10), the Company issued 900,000 warrants to the lenders, exercisable for a 48-month period following the issuance of the loan at a price of $6.50 per share. The fair value of the warrants issued in connection with the loan was $2,065,500 net of its pro-rata share of financing costs of $116,695 and were recorded in equity with a corresponding balance recorded as deferred financing costs which is netted against the associated long-term debt on the consolidated statements of financial position as at December 31, 2017.

Changes in the number of Canadian dollar denominated warrants outstanding during the years ended December 31, 2017, 2016 and 2015 are as follows:

Year ended December 31	2017		2016		2015
	Warrants	Weighted average exercise price	Warrants	Weighted average exercise price	Warrants	Weighted average exercise price
Balance, beginning of period	941,969	$6.31	59,775	$2.20	-	$-
Granted	-	-	900,000	6.50	128,068	$2.20
Exercised	(41,969)	(2.20)	(17,806)	(2.20)	(68,293)	$(2.20)
Balance, end of period	900,000	$6.50	941,969	$6.31	59,775	$2.20
Warrants exercisable, end of period	900,000	$6.50	941,969	$6.31	59,775	$2.20

The fair value of the warrants issued during the years ended December 31, 2016 and 2015 were determined at the date of measurement using a Black-Scholes pricing model with the following assumptions:

Years ended December 31	2016	2015
Expected option life	4.0 years	2.0 years
Risk-free interest rate	0.85%	0.63%
Dividend yield	nil	nil
Expected volatility	120.40%	133.93%

(e)	Per share amounts

The following table reflects the calculation of basic earnings per share for the years ended December 31, 2017, 2016 and 2015:

Year ended December 31	2017	2016 - Restated	2015
Net income before discontinued operations	$0.74	$0.24	$0.12
Income from discontinued operations, net of tax	2.04	1.56	-
	$2.78	$1.80	$0.12

35

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

12.	Capital Stock (continued)

(e)	Per share amounts (continued)

The following table reflects the calculation of diluted earnings per share for the years ended December 31, 2017, 2016 and 2015:

Year ended December 31	2017	2016 - Restated	2015
Net earnings before discontinued operations	$0.63	$0.21	$0.11
Earnings from discontinued operations, net of tax	1.76	1.35	-
	$2.39	$1.56	$0.11

The following table reflects the income used in the basic earnings per share computations for the years ended December 31, 2017, 2016 and 2015:

Year ended December 31	2017	2016 - Restated	2015
Net income before discontinued operations	$11,496,693	$3,624,323	$1,668,429
Net income from discontinued operations, net of tax	31,924,191	23,358,318	-
	$43,420,884	$26,982,641	$1,668,429

The following table reflects the income (and share data used in the denominator of the basic and diluted earnings per share computations for the years ended December 31, 2017, 2016 and 2015:

Year ended December 31	2017	2016	2015
Weighted average shares outstanding for basic earnings per share	15,636,853	15,002,005	13,461,609
Effects of dilution from:
Stock options	1,601,227	1,372,427	2,244,186
Warrants	900,000	941,969	59,775
Weighted average shares outstanding for diluted earnings per share	18,138,080	17,316,401	15,765,570

Effects of dilution from 900 stock options were excluded in the calculation of weighted average shares outstanding for diluted earnings per share before discontinued operations for the year ended December 31, 2017 as their exercise prices exceed the Company’s share price on the TSX-V at December 31, 2017. Effects of dilution from 14,573 stock options were excluded in the calculation of weighted average shares outstanding for diluted earnings per share from discontinued operations for the year ended December 31, 2017 as their exercise price exceeded the Company’s share price on the TSX-V at December 31, 2016. Effects of dilution from 32,940 options and 66,667 warrants were excluded in the calculation of weighted average shares outstanding for the year ended December 31, 2015 as their exercise prices exceed the Company’s share price on the TSX-V at December 31, 2015.

36

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

13.	Income taxes

The Company recognized a current income tax recovery of $9,392,836 for the year ended December 31, 2017 (2016 – expense of $501,315; 2015 – nil).and a deferred income tax expense of $333,187 for the year ended December 31, 2017 (2016 – recovery of $331,095; 2015 – recovery of $379,000).

As at December 31, 2017 and 2016, deferred tax assets and liabilities have been recognized with respect to the following items:

As at December 31	2017	2016
Deferred tax assets
Non-capital loss carryforwards	$326,108	$701,000
Total deferred tax assets	$326,108	$701,000

Deferred tax assets/(liabilities)
Non-capital loss carryforwards	$-	$1,101,000
Research and development credits	-	922,000
Intangible assets	-	(38,720,000)
Other	-	(1,446,000)
Total deferred tax liabilities	$-	$(38,143,000)

As at December 31, 2017 and 2016, deferred tax assets have not been recognized with respect to the following items:

As at December 31	2017	2016
Deferred tax assets
Non-capital loss carryforwards	$-	$6,449,000
Scientific research and experimental development	3,574,000	3,793,000
Other	315,000	256,000
Total deferred tax assets	$3,889,000	$10,498,000

The reconciliation of the Canadian statutory rate to the income tax rate applied to the net income before discontinued operations for the years ended December 31, 2017, 2016 and 2015 to the income tax expense is as follows:

Year ended December 31	2017	2016 - Restated	2015
Income (loss) for the year
Canadian	$(2,178,334)	$(4,012,706)	$(2,972,573)
Foreign	4,615,378	7,807,249	4,262,002
	$2,437,044	$3,794,543	$1,289,429

37

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

13.	Income taxes (continued)

Year ended December 31	2017	2016 - Restated	2015
Canadian federal and provincial income taxes at 27% (2016 – 27%; 2015 – 27%)	$(658,000)	$(1,025,000)	$(348,000)
Permanent differences and other items	(335,000)	(758,000)	(537,000)
Foreign tax rate in foreign jurisdictions	656,000	2,159,000	652,000
Change in unrecognized deferred tax assets	9,397,000	(546,000)	612,000
	$9,060,000	$(170,000)	$379,000

The foreign tax rate differential is the difference between the Canadian federal and provincial statutory income tax rate and the tax rates in Barbados (2.50%), Mauritius (15.00%), Ireland (12.50%), India (33.06%) and the United States (38.00%) that is applicable to income or losses incurred by the Company's subsidiaries.

At December 31, 2017, the Company has the following Barbados losses available for application in future years:

2018	$8,366,000
2019	2,278,000
2020	1,169,000
2022	1,231,000
$13,044,000

14.	Finance expense

During the years ended December 31, 2017, 2016 and 2015 the Company incurred finance expense (recorded finance income) as follows:

Year ended December 31	2017	2016	2015
Interest on MIOP loan	$105,670	$218,867	$309,733
Change in fair value of royalty obligation	747,540	2,271,436	3,791,282
Change in fair value of warrant liability	-	(1,161)	(35,098)
Other interest, net and banking fees	(15,749)	(10,228)	57,535
	$837,461	$2,478,914	$4,123,452

During the years ended December 31, 2017, 2016 and 2015, the Company paid finance expense (received finance income) as follows:

Year ended December 31	2017	2016	2015
Interest paid on MIOP loan	$88,828	$186,467	$256,427
Other interest, net and banking fees	(15,749)	(10,228)	57,873
	$73,079	$176,239	$314,300

38

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

15.	Commitments and contingencies

(a)	Commitments

As at December 31, 2017, and in the normal course of business, the Company has obligations to make future payments representing contracts and other commitments that are known and committed as follows:

2017	$1,250,521
2018	1,215,187
2019	1,038,521
2020	1,038,521
2021	1,178,504
Thereafter	376,350
$6,097,604

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling U.S.$150,000 annually (based on current pricing) until 2024 and a minimum quantity of AGGRASTAT® finished product inventory totaling U.S.$197,900 annually (based on current pricing) until 2022 and between 400,000 and 493,000 euros annually (based on current pricing) until 2022.

Effective November 1, 2014, the Company entered into a sub-lease with Genesys Venture Inc. (“GVI”) to lease office space at a rate of $170,000 per annum for three years ending October 31, 2017. The lease was amended on May 1, 2016 and increased the leased area covered under the lease agreement at a rate of $212,000 per annum until October 31, 2019.

Subsequent to December 31, 2017, effective January 1, 2018, the Company renewed its business and administration services agreement with GVI, under which the Company is committed to pay $7,083 per month or $85,000 per year for a one-year term.

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

On October 31, 2017, the Company acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution in the United States and its territories with a seven-year term, with extensions to the term available, which has been granted tentative approval by the U.S. Food and Drug Administration (“FDA”), and which was converted to final approval during 2017. The Company acquired the exclusive license rights for an upfront payment of U.S.$100,000, with an additional U.S.$400,000 payable on final FDA approval and will be obligated to pay royalties and milestone payments from the net revenues of PREXXARTAN®. The U.S.$400,000 payment is on hold pending the legal proceedings relating to PREXXARTAN® described in note 15(d) and is recorded within accounts payable and accrued liabilities on the consolidated statements of financial position.

On December 14, 2017 and subsequently updated on March 7, 2018, the Company announced it had acquired an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAGTM (pitavastatin magnesium) in the United States and its territories for a term of seven years with extensions to the term available. The Company has entered into a profit-sharing arrangement resulting in a portion of the net profits from ZYPITAMAGTM being paid to the licensor.

39

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

15.	Commitments and contingencies (continued)

(b)	Guarantees

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the consolidated financial statements with respect to these indemnification obligations.

(c)	Royalties

As a part of the Birmingham debt settlement described in note 11, beginning on July 18, 2011, the Company is obligated to pay a royalty to Birmingham based on future commercial AGGRASTAT® sales until 2023. The royalty is based on 4% of the first $2,000,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000,000 and $4,000,000 and 8% on the portion of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the extended long-term development timeline associated with commercialization of the product. Royalties for the year ended December 31, 2017 totaled $1,242,587 (2016 – $1,795,089; 2015 – $1,207,772) with payments made during the year ended December 31, 2017 of $1,829,295, respectively (2016 – $1,712,390; 2015 – $642,768).

The Company is obligated to pay royalties on any future commercial net sales of PREXXARTAN® to the licensor of PREXXARTAN®. To date, no royalties are due and/or payable.

(d)	Contingencies

In the normal course of business, the Company may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

Subsequent to December 31, 2017, the Company was named in a civil claim in Florida from the third-party manufacturer of PREXXARTAN® against Carmel Biosciences, Inc (“Carmel”). The claim disputes the rights granted by Carmel to the Company with respect to PREXXARTAN®.  The Company believed the claim against it was without merit and intended to defend itself against the claim. The claim against the Company has been subsequently withdrawn, however the claim between the third-party manufacturer and Carmel continues.

On September 10, 2015, the Company submitted a supplemental New Drug Application (“sNDA”) to the FDA to expand the label for AGGRASTAT®. The label change is being reviewed and evaluated based substantially on data from published studies. If the label change submission were to be successful, the Company will be obligated to pay 300,000 Euros over the course of a three-year period in equal quarterly instalments following approval. On July 7, 2016, the Company announced it received a Complete Response Letter stating the sNDA cannot be approved in its present form and requested additional information. The payments are contingent upon the success of the filing and as such the Company has not recorded any amount in the consolidated statements of net income and comprehensive income pertaining to this contingent liability.

During 2015, the Company began a development project of a cardiovascular generic drug in collaboration with Apicore. The Company has entered into a supply and development agreement under which the Company holds all commercial rights to the drug. In connection with this project, the Company is obligated to pay Apicore 50% of net profit from the sale of this drug.

40

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

16.	Related party transactions

(a)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, President and Chief Executive Officer and Chief Financial Officer are key management personnel for all periods. The Vice-President, Commercial Operations was considered key management personnel until the conclusion of his employment in September 2017. Beginning in December 2016 and ending of October 2, 2017, the President and Chief Executive Officer of Apicore, was considered key management personnel. On May 9, 2016, the Company announced that the employment agreement with the Company’s then President and Chief Operating Officer had been terminated, effective immediately. For the year ended December 31, 2016, the now former President and Chief Operating Officer was included in key management personnel. The compensation pertaining to the President and Chief Executive Officer of Apicore has been included in the income from discontinued operations in the consolidated statements of net income and comprehensive income for the years ended December 31, 2017 and 2016 and his compensation has been excluded from the table below. Included in the table below is $750,000 relating to transaction bonuses which is included within the income from discontinued operations for the year ended December 31, 2017 on the consolidated statement net income and comprehensive income.

In addition to their salaries, the Company also provides non-cash benefits and participation in the Stock Option Plan. The following table details the compensation paid to key management personnel:

Year ended December 31	2017	2016	2015
Salaries, fees and short-term benefits	$1,463,106	$839,735	$914,062
Termination benefits	-	221,624	-
Share-based payments	139,189	145,398	107,554
	$1,602,295	$1,206,757	$1,021,616

As at December 31, 2017, the Company has $1,000 (2016 – $13,279; 2015 – $5,675) recorded within accounts payable and accrued liabilities relating to amounts payable to the members of the Company's Board of Directors for services provided. Beginning on February 22, 2013 and until June 30, 2015, these amounts bore interest at a rate of 5.5% per annum. For the years ended December 31, 2017 and 2016, there was no interest charged on amounts payable to the Company’s Board of Directors. For the year ended December 31, 2015, $4,517, was recorded within finance expense in relation to these amounts payable to the members of the Company's Board of Directors.

On May 9, 2016, the Company announced that the employment agreement with the Company’s President and Chief Operating Officer had been terminated, effective immediately. Included within selling, general and administrative expenses for the year ended December 31, 2016 is $221,624 pertaining to severance for the former President and Chief Operating Officer. All amounts pertaining to this severance were paid during 2016 and there is no additional liability in this regard.

41

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

16.	Related party transactions (continued)

(b)	Transactions with related parties

Directors and key management personnel control 16% of the voting shares of the Company as at December 31, 2017 (2016 – 17%).

During the year ended December 31, 2017 the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $85,000 (2016 – $85,000; 2015 – $215,000) for business administration services, $212,000 (2016 – $222,500; 2015 – $176,051) in rental costs and $43,800 (2016 – $41,975; 2015 – $33,575) for commercial and information technology support services. As described in note 15(a), the business administration services summarized above are provided to the Company through a consulting agreement with GVI.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions Inc. ("GVI CDS"), a company controlled by the Chief Executive Officer. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement. During the year ended December 31, 2017, the Company paid GVI CDS $715,623 (2016 – $592,464; 2015 – $330,764) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the President and Chief Executive Officer. During the year ended December 31, 2017, the Company paid CanAm $458,424 (2016 – $560,205; 2015 – $399,580) for research and development services.

Beginning with the acquisition on December 1, 2016 (note 4) and ending with the Apicore Sales Transaction on October 2, 2017 (note 5), the Company incurred rental charges pertaining to leased manufacturing facilities and office space from Dap Dhaduk II LLC (“Dap Dhaduk”), an entity controlled by a minority shareholder and member of the board of directors of Apicore Inc. For the year ended December 31, 2017, the Company paid Dap Dhaduk $263,493 (2016 – $29,869) for rental expenses which are recorded within income from discontinued operations on the consolidated statements of net income and comprehensive income for the year ended December 31, 2017.

Beginning with the acquisition on December 1, 2016 (note 4) and ending with the Apicore Sales Transaction on October 2, 2017 (note 5), the Company purchased inventory from Aktinos Pharmaceuticals Private Limited and Aktinos HealthCare Private Limited (together, “Aktinos”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. For the year ended December 31, 2017, the Company paid Aktinos $1,599,056 (2016 – $217,382) for purchases of inventory, which were included in assets of the Apicore business sold (note 5) in connection with the Apicore Sales Transaction.

Beginning with the acquisition on December 1, 2016 (note 4) and ending with the Apicore Sales Transaction on October 2, 2017 (note 5), the Company incurred research and development charges from Omgene Life Sciences Pvt. Ltd. (“Omgene”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. For the year ended December 31, 2017, the Company paid Omgene $26,465 (2016 – nil), respectively for research and development services which are recorded within income from discontinued operations on the consolidated statements of net income and comprehensive income for the year ended December 31, 2017.

Beginning with the acquisition on December 1, 2016 (note 4) and ending with the Apicore Sales Transaction on October 2, 2017 (note 5), the Company incurred pharmacovigilance charges from 4C Pharma Solutions LLC (“4C Pharma”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. For the year ended December 31, 2017, the Company paid 4C Pharma $5,690 (2016 – nil) for services provided which are recorded within income from discontinued operations on the consolidated statements of net income and comprehensive income for the year ended December 31, 2017.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

42

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

16.	Related party transactions (continued)

(b)	Transactions with related parties (continued)

As at December 31, 2017, included in accounts payable and accrued liabilities is $67,704 (2016 – $100,493) payable to GVI, $118,973 (2016 – $336,008) payable to GVI CDS, and $36,606 (2016 – $80,582) payable to CanAm. As at December 31, 2016, included in accounts payable and accrued liabilities is $467,250 payable to Aktinos. These amounts are unsecured, payable on demand and non-interest bearing.

Effective July 18, 2016, the Company renewed its consulting agreement with its Chief Executive Officer, through A.D. Friesen Enterprises Ltd., a company owned by the Chief Executive Officer, for a term of five years, at a rate of $300,000 annually, increasing to $315,000 annually, effective January 1, 2017. The Company may terminate this agreement at any time upon 120 days’ written notice. As at December 31, 2017, included in accounts payable and accrued liabilities is $125,000 (2016 – $54,380) payable to A.D. Friesen Enterprises Ltd. as a result of this consulting agreement. Any amounts payable to A.D. Friesen Enterprises Ltd. are unsecured, payable on demand and non-interest bearing.

Effective January 1, 2017, the Company renewed its consulting agreement with its Chief Financial Officer, through JFK Enterprises Ltd., a company owned by the Chief Financial Officer, for a one-year term, at a rate of $155,000 annually. The agreement may be terminated by either party, at any time, upon 30 days’ written notice. As at December 31, 2017, there are no amounts included in accounts payable and accrued liabilities (2016 – $22,313) payable to JFK Enterprises Ltd. as a result of this consulting agreement. Any amounts payable to JFK Enterprises Ltd. are unsecured, payable on demand and non-interest bearing. Subsequent to December 31, 2017, effective January 1, 2018, the Company renewed its consulting agreement with its Chief Financial Officer, through JFK Enterprises Ltd., for a one-year term, at a rate of $155,000 annually.

17.	Expenses by nature

Expenses incurred for the years ended December 31, 2017, 2016 and 2015 are as follows:

Year ended December 31	2017	2016	2015
Personnel expenses
Salaries, fees and short-term benefits	$5,903,669	$5,804,883	$3,908,579
Share-based payments	490,769	1,340,001	1,460,316
	6,394,438	7,144,884	5,368,895
Amortization and derecognition	97,794	1,433,573	690,934
Research and development	3,538,547	2,270,964	3,723,317
Manufacturing	955,160	1,062,684	916,939
Inventory material costs	3,079,397	2,482,986	1,563,344
Write-down (write-up) of inventory	385,289	(108,817)	40,920
Medical affairs	1,108,090	1,040,755	865,368
Administration	1,724,584	1,526,682	948,226
Selling and logistics	5,395,373	5,355,876	3,103,722
Professional fees	801,882	559,287	140,573
	$23,480,554	$22,768,874	$17,362,238

43

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

18.	Financial instruments

(a)	Financial assets and liabilities

Set out below is a comparison by class of the carrying amounts and fair value of the Company's financial instruments that are carried in the consolidated financial statements as at December 31, 2017 and 2016:

As at December 31	2017		2016 - Restated
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Loans and receivables
Cash and cash equivalents	$5,260,480	$5,260,480	$12,266,177	$12,266,177
Cash held in escrow	-	-	12,809,072	12,809,072
Accounts receivable	8,588,255	8,588,255	17,200,778	17,200,778
Consideration receivable	82,678,366	82,678,366	-	-
Holdback receivable	12,068,773	12,068,773	-	-

Financial liabilities
Other financial liabilities:
Short-term borrowings	$-	$-	$1,383,864	$1,383,864
Accounts payable and accrued liabilities	10,371,103	10,371,103	17,917,199	17,917,199
Accrued transaction costs	22,360,730	22,360,730	-	-
Income taxes payable	2,428,560	2,428,560	504,586	504,586
Current portion of finance lease obligations	-	-	89,241	89,241
Current portion of long-term debt	-	-	2,883,752	2,883,752
Current portion of royalty obligation	1,537,202	1,537,202	2,019,243	2,019,243
Finance lease obligations	-	-	242,449	242,449
Long-term debt	-	-	68,180,424	68,180,424
Royalty obligation	2,911,810	2,911,810	3,666,479	3,666,479
License fee payable	501,800	501,800	-	-
Other long-term liability	1,135,007	1,135,007	133,999	133,999
Derivative option on Apicore Class C shares	-	-	32,901,006	32,901,006
Liability to repurchase Apicore Class E shares	-	-	2,700,101	2,700,101
Fair value of Apicore Series A-1 preferred shares	-	-	1,755,530	1,755,530
Due to vendor	-	-	2,759,507	2,759,507

Included in accounts payable and accrued liabilities as at December 31, 2017 is the current portion of the license fee payable (Level 3) of $877,150. Included in accounts payable and accrued liabilities as at December 31, 2016 is the current portion of the other long-term liability (Level 3) of $100,000.

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies. The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity. The fair value of the Company's long-term debt is estimated to approximate its carrying value based on the terms of the long-term debt. The holdback receivable, royalty obligation, license fee payable and other long-term liability are carried at amortized cost (Level 3).

44

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

18.	Financial instruments (continued)

(a)	Financial assets and liabilities (continued)

IFRS 13, Fair Value Measurement, establishes a fair value hierarchy that reflects the significance of the inputs used in measuring fair value. The fair value hierarchy has the following levels:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

•	Level 3 – Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value hierarchy of financial assets and liabilities measured at fair value on the consolidated statements of financial position as at December 31, 2017 is as follows:

	Level 1	Level 2	Level 3
Financial assets
Assets held for sale	$-	$14,052,861	$-
Holdback receivable	-	-	12,068,773

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$877,150
Current portion of royalty obligation	-	-	1,537,202
Liabilities held for sale	-	6,976,313	-
Royalty obligation	-	-	2,911,810
License fee payable	-	-	501,800
Other long-term liability	-	-	1,135,007

Included in accounts payable and accrued liabilities as at December 31, 2017 is the current portion of the license fee payable (Level 3) of $877,150.

The fair value hierarchy of financial instruments measured at fair value on the consolidated statements of financial position as at December 31, 2016 is as follows:

	Level 1	Level 2	Level 3
Financial liabilities
Short-term borrowings	$-	$1,383,864	$-
Accounts payable and accrued liabilities	-	-	100,000
Current portion of finance lease obligations	-	89,241	-
Current portion of long-term debt	-	2,883,752	-
Current portion of royalty obligation	-	-	2,019,243
Finance lease obligations	-	242,449	-
Long-term debt	-	68,180,424	-
Royalty obligation	-	-	3,666,479
Derivative option on Apicore Class C shares	-	-	32,901,006
Liability to repurchase Apicore Class E shares	-	-	2,700,101
Fair value of Apicore Series A-1 preferred shares	-	-	1,755,530

Included in accounts payable and accrued liabilities as at December 31, 2016 is the current portion of the other long-term liability (Level 3) of $100,000.

45

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

Financial instruments (continued)

(a)	Financial assets and liabilities (continued)

Royalty obligation: Estimating fair value requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them. If the expected revenue from AGGRASTAT® sales were to change by 10%, then the royalty obligation liability recorded as at December 31, 2017 would change by approximately $600,000. If the discount rate used in calculating the fair value of the royalty obligation of 20% were to change by 1%, the royalty obligation liability recorded as at December 31, 2017 would change by approximately $95,000.

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the years ended December 31, 2017, 2016 and 2015 there were no transfers between Level 1 and Level 2 fair value measurements.

(b)	Risks arising from financial instruments and risk management

The Company's activities expose it to a variety of financial risks; market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company, which identifies, evaluates and, where appropriate, mitigates financial risks.

(i)	Market risk

(a) Foreign exchange risk is the risk that the fair value of future cash flows for financial instruments will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risks primarily due to its U.S dollar denominated cash, accounts receivable, accounts payable and accrued liabilities, long-term debt and royalty obligation. The Company has not entered into any foreign exchange hedging contracts.

46

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

18.	Financial instruments (continued)

(b)	Risks arising from financial instruments and risk management (continued)

(i)	Market risk (continued)

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated financial assets and liabilities:

As at December 31 (Expressed in U.S. Dollars)	2017	2016 - Restated
Cash	$4,086,080	$8,895,641
Cash held in escrow	-	9,538,366
Accounts receivable	6,792,664	12,083,028
Consideration receivable	65,905,433	-
Holdback receivable	9,620,385	-
Accounts payable and accrued liabilities	(7,174,456)	(10,090,748)
Accrued transaction cost	(17,824,416)	-
Income taxes payable	(1,935,879)	(375,743)
Current portion of finance lease obligations	-	(66,454)
Current portion of royalty obligation	(1,225,350)	(1,503,643)
Finance lease obligations	-	(180,542)
Long-term debt	-	(9,473,000)
Royalty obligation	(2,321,092)	(2,730,269)
License fee payable	(400,000)	-
Other long-term liability	(904,749)	-
Due to vendor	-	(2,054,882)
Derivative option on Apicore Class C shares	-	(24,499,967)
Liability to repurchase Apicore Class E shares	-	(2,010,649)
Fair value of Apicore Series A-1 preferred shares	-	(1,307,268)
	$54,618,620	$(23,776,130)

Based on the above net exposures as at December 31, 2017, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding increase or decrease, respectively on the Company's net income of approximately $3.8 million (2016 – $1.2 million).

The Company is also exposed to currency risk on the Euro, however management estimates such risk relating to an appreciation or deterioration of the Canadian dollar against the Euro would have limited impact on the operations of the Company.

(b) Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to any significant interest rate risk as it does not have any variable rate borrowings.

47

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

18.	Financial instruments (continued)

(b)	Risks arising from financial instruments and risk management (continued)

(ii)	Credit risk

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligation and arises principally from the Company’s cash, accounts receivable, consideration receivable and holdback receivable. The carrying amounts of the financial assets represents the maximum credit exposure.

The Company limits its exposure to credit risk on cash by placing these financial instruments with high-credit quality financial institutions.

The Company is subject to a concentration of credit risk related to its accounts receivable as 96% of the balance of amounts owing are from three customers. The Company has historically had low impairment in regards to its accounts receivable. As at December 31, 2017, none of the outstanding accounts receivable were outside of the normal payment terms and the Company did not record any bad debt expenses (2016 – nil; 2015 – $4,142).

(iii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities and to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due and to fund future operations.

The majority of the Company’s accounts payable and accrued liabilities are due within the current operating period. The long-term portion of the license fee payable is expected to be due in 2019.

(c)	Capital management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to continue the business of the Company. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share and warrant issuances, granting of stock options, the issuance of debt or by undertaking other activities as deemed appropriate under the specific circumstance. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to provide capital to pursue the development and commercialization of its products. In the management of capital, the Company includes cash, long-term debt, capital stock, stock options, warrants and contributed surplus. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or new debt.

At the current stage of the Company's development, in order to maximize its current business activities, the Company does not pay out dividends. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company’s overall strategy with respect to capital risk management remains unchanged for the year ended December 31, 2017.

48

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

19.	Determination of fair values

A number of the Company's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following models. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Intangible assets

The fair value of intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(b)	Share-based payment transactions

The fair value of the employee share options is measured using the Black-Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historical volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

(c)	Royalty obligation

The royalty obligation is recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

49

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

20.	Segmented information

The operations of the Company are classified into two industry segments: the marketing and distribution of commercial products (AGGRASTAT®) and the manufacturing and distribution of API, which is classified as held for sale and discontinued operations (note 5). No operating segments have been aggregated to form these reportable operating segments. On October 2, 2017, the manufacturing and distribution of its API segment, consisting of the Apicore business was sold.

Revenue generated from external customers from the marketing and distribution of commercial products (AGGRASTAT®) for the years ended December 31, 2017, 2016 and 2015 was 100% from sales to customers in the United States.

During the year ended December 31, 2017, 99% of total revenue was generated from nine customers. Customer A accounted for 33%, Customer B accounted for 30%, Customer C accounted for 30% and Customer D accounted for 6% and the remaining five customers accounted for less than 1% of revenue.

During the year ended December 31, 2016, 100% of total revenue was generated from nine customers. Customer A accounted for 36%, Customer B accounted for 32%, Customer C accounted for 20% and Customer D accounted for 11% and the remaining five customers accounted for less than 1% of revenue.

During the year ended December 31, 2015, 100% of total revenue was generated from ten customers. Customer A accounted for 30%, Customer B accounted for 29%, Customer C accounted for 33%, Customer D accounted for 8% and the remaining six customers accounted for less than 1% of revenue.

Property, plant and equipment, intangible assets and other assets are located in the following countries:

As at December 31	2017	2016
Canada	$218,488	$263,984
Barbados	1,756,300	-
India	-	7,896,331
United States	3,134	103,167,032
	$1,977,922	$111,327,347

21.	Restatement of previously issued financial statements

During the preparation of the consolidated financial statements for the year ended December 31, 2017, the Company determined that the accounting estimate pertaining to the chargeback accrual was understated resulting in the overstatement of net revenue for the year ended December 31, 2016. As a result, the December 31, 2016 consolidated financial statements have been restated to include an increase in the chargeback accrual to reduce net revenue.

The effect of the restatement on the Consolidated Statement of Financial Position is as follows:

	December 31, 2016 As Previously Reported	Correction	December 31, 2016 Restated
Accounts payable and accrued liabilities	17,242,366	674,833	17,917,199
Deficit	(97,289,953)	(674,833)	(97,964,786)

50

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

21.	Restatement of previously issued financial statements (continued)

The effect of the restatement on the Consolidated Statement of Net Income and Comprehensive Income is as follows:

	December 31, 2016 As Previously Reported	Correction	December 31, 2016 Restated
Revenue	29,979,633	(674,833)	29,304,800

Net income	27,657,474	(674,833)	26,982,641
Comprehensive income	27,235,078	(674,833)	26,560,245
Basic earnings per share	1.85	(0.05)	1.80
Diluted earnings per share	1.59	(0.04)	1.55

There was no effect on the Consolidated Statement of Cash Flows for the year ended December 31, 2016 as a result of the restatement.

51